Exhibit 12.1

Tyco International Ltd.

Computation of Ratio of Earnings to Fixed Charges (1)

(dollars in millions)

	Fiscal Year Ended
	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$1,893	$1,270	$(1,770)	$1,389	$(2,240)
Add: Fixed Charges	366	410	431	533	444
Less: Capitalized interest	—	1	1	1	3
	$2,259	$1,679	$(1,340)	$1,921	$(1,799)

Fixed Charges:
Interest expense before capitalized interest	$244	$284	$301	$396	$312
Capitalized interest	—	1	1	1	3
Rentals (one-third rent)	122	125	129	136	129
Total fixed charges	$366	$410	$431	$533	$444

Ratio of earnings to fixed charges	6.17	4.10	— (2)	3.60	— (3)

(1)                                  The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and an appropriate interest factor on operating leases. Fixed charges represent amounts relating to continuing operations.

(2)                                  In Fiscal 2009, fixed charges exceeded earnings by $1,771 million.

(3)                                  In Fiscal 2007 fixed charges exceeded earnings by $2,243 million.